Exhibit (a)(1)(i)

OFFER TO PURCHASE

Up to 3,463,415 Shares of Common Stock

At a Cash Purchase Price of 95% of Net Asset Value Per Share

by

MACQUARIE GLOBAL INFRASTRUCTURE TOTAL RETURN FUND INC.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 16, 2012 UNLESS THE FUND EXTENDS THE OFFER.

Macquarie Global Infrastructure Total Return Fund Inc., a closed-end management investment company organized under the laws of the state of Maryland (“MGU,” “we,” “us” or the “Fund”), is offering to purchase for cash up to 3,463,415 (approximately 20%) of its issued and outstanding shares of common stock, $0.001 par value per share, upon the terms and subject to the conditions set forth in this offer to purchase and the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). On the terms and subject to the conditions of the Offer, we will pay a purchase price per share for shares validly tendered and not properly withdrawn in the Offer, equal to 95% of our net asset value (“NAV”) per share determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”), the principal market on which the shares are traded, on the business day immediately following the day the Offer expires (the “Pricing Date”, and such price, expressed as a percentage of NAV per share, the “Purchase Price”), net to you in cash, less applicable withholding taxes and without interest. We will not purchase shares tendered that we do not accept for purchase because of proration provisions. We will return any shares we do not purchase in the Offer to the tendering stockholders at our expense promptly after the expiration of the Offer. See Section 1.

The Offer is not conditioned upon obtaining financing or any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 6.

IMPORTANT

If you wish to tender all or any part of your shares, you must do one of the following before the Offer expires: (a) if your shares are registered directly with the Fund in your own name (i) complete and sign the related letter of transmittal according to the instructions in the letter of transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, including your share certificates (if any), to The Colbent Corporation, the depositary for the Offer (the “Depositary”) or (ii) tender the shares according to the procedure for book-entry transfer described in Section 3, or (b) if hold your shares any other way, request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you wish to tender shares and your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that nominee and have the nominee tender your shares for you.

The Board of Directors of MGU (the “Board of Directors” or “Board”) has approved the Offer. However, none of MGU, its Board of Directors, its investment adviser or the information agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in this offer to purchase and in the related letter of transmittal, including our reasons for making the Offer. See Section 2. MGU’s Board and executive officers have advised the Fund that they do not intend to tender any shares in the Offer.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the information contained in this offer to purchase. Any representation to the contrary is a criminal offense.

The shares are listed on the NYSE under the ticker symbol “MGU.” We publicly announced our intention to make the Offer on October 17, 2012. The NAV per share as of the close of the regular trading session of the NYSE on October 17, 2012 was $21.81 per share and the last reported sale price on the NYSE on such date for a share was $19.97. Until the Offer expires, NAV per share quotations can be obtained from AST Fund Solutions, LLC, the information agent for the Offer (the “information agent”), by calling (800) 331-7024 between the hours of 9:00 a.m. and 5:00 p.m., Eastern time, Monday through Friday (except holidays). We urge you to obtain current market quotations for our shares of common stock before deciding whether to tender your shares. See Section 7.

If you are not interested in selling any of your shares at this time, you do not need to do anything. This Offer is not part of a plan to liquidate the Fund. Stockholders are not required to participate in the Offer. Stockholders wishing to sell shares should consider whether participating in the Offer, in light of the associated transaction costs described in this Offer, is cost-effective versus selling shares on the NYSE.

You may choose to sell your shares on the NYSE at the prevailing market price (which likely will differ from the Purchase Price) at any time during the Offer if you have not tendered your shares. However, once shares are validly tendered you may not sell them until you have properly withdrawn your tendered shares from the Offer.

You may direct questions and requests for assistance to the information agent at its address or telephone number set forth on the back cover page of this offer to purchase. You may also direct requests for additional copies of this document or the letter of transmittal to the information agent.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the Offer. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this offer to purchase or in the related letter of transmittal. If given or made, you must not rely upon any such recommendation, information or representation as having been authorized by us.

We are not making the Offer to (nor will we accept any tender of shares from or on behalf of) holders in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary for us to make the Offer in any such jurisdiction and extend the Offer to holders in such jurisdiction.

The Fund will pay all administrative charges and expenses related to the Offer. The charges and expenses shall include legal, accounting, filing, printing, and those of the information agent and the Depositary incurred in connection with the Offer. The date of this offer to purchase is October 18, 2012. The Fund distributed this offer to purchase and the accompanying letter of transmittal to record holders on or about October 18, 2012.

TABLE OF CONTENTS

SUMMARY TERM SHEET		6

FORWARD-LOOKING STATEMENTS		11

INTRODUCTION		12

THE OFFER		13

1.	Number of Shares; Proration.	13

2.	Purpose of the Offer; Certain Effects of the Offer; Other Plans.	14

3.	Procedures for Tendering Shares.	16

4.	Withdrawal Rights.	20

5.	Purchase of Shares and Payment of Purchase Price.	21

6.	Conditions of the Offer.	22

7.	Price Range of Shares.	23

8.	Source and Amount of Funds.	23

9.	Information About the Fund.	24

10.	Selected Financial Information.	25

11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements.	27

12.	Effects of the Offer; Registration under the Exchange Act.	29

13.	Legal Matters; Regulatory Approvals.	30

14.	Material U.S. Federal Income Tax Consequences.	30

15.	Extension of the Offer; Termination; Amendment.	34

16.	Fees and Expenses.	35

17.	Miscellaneous.	36

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SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights the most material terms of the proposed Offer, but you should realize that it does not describe all of the details of the Offer to the same extent described in the body of this offer to purchase. We urge you to read the entire offer to purchase and the related letter of transmittal because they contain the full details of the Offer. We have included references to the sections of this document where you will find a more complete discussion. Unless otherwise indicated, references to shares are to our shares of common stock, and not to any other securities.

The following are answers to some of the questions you, as a stockholder of the Fund, may have about the Offer.

Who is offering to purchase my shares?

Macquarie Global Infrastructure Total Return Fund Inc. is offering to purchase your shares.

What will the purchase price for the shares be?

On the terms and subject to the conditions of the Offer, we will pay a purchase price per share for shares validly tendered and not properly withdrawn in the Offer, equal to 95% of the NAV per share determined as of the close of the regular trading session of the NYSE, the principal market on which the shares are traded, on the business day immediately following the day the Offer expires (such price, expressed as a percentage of NAV per share, the “Purchase Price”). We will pay the Purchase Price in cash, less applicable withholding taxes and without interest, for all the shares we purchase under the Offer. See Section 1.

What is the NAV per share as of a recent date?

As of October 17, 2012, the NAV per share was $21.81 and the last reported sales price on the NYSE for a share was $19.97. See Section 7 for more information regarding the trading range of shares and the Fund’s NAV per share during the past two years. Before the Offer expires, NAV quotations can be obtained from the information agent by calling (800) 331-7024 between 9:00 a.m. and 5:00 p.m., Eastern time, Monday through Friday (except holidays). See Section 1.

Will the Fund’s NAV per share be higher or lower on the date that the price to be paid for purchased shares is to be determined?

No one can accurately predict the Fund’s NAV per share at a future date. See Section 7.

How many shares will the Fund purchase?

We will purchase 3,463,415 shares of common stock validly tendered in the Offer, or such fewer number of shares as are validly tendered and not properly withdrawn prior to the Expiration Date. The 3,463,415 shares represent approximately 20% of our issued and outstanding shares of common stock as of October 17, 2012. We do not intend to increase the number of shares that we are offering to purchase, even if stockholders tender more than 3,463,415 shares. The Offer is not conditioned upon obtaining financing or any minimum number of shares being tendered. See Section 1 and Section 6.

In addition, upon the prior occurrence of certain events, the Board approved a subsequent conditional tender offer of up to 10% of our issued and outstanding shares of common stock. The subsequent tender offer is conditioned on meeting certain threshold requirements related to the amount of shares tendered pursuant to the Offer and the discount at which the Fund’s shares trade from their net asset value during the 20-business day period beginning January 15, 2013 (“measuring period”). If more than 25% of the Fund’s outstanding shares of common stock are validly tendered and not properly withdrawn pursuant to the Offer and if the Fund’s shares have traded at a market price that represents an average daily discount from net asset value of more than 8% during the measuring period, the Fund will commence a subsequent tender offer no later than fifteen business days following the conclusion of the measuring period. The subsequent offer will be for up to 10% of the then outstanding shares of common stock at a price equal to 92% of the Fund’s net asset value per share as of the close of business on the business day immediately following the day the subsequent conditional tender offers expires. The measuring period will be from January 15, 2013 to February 12, 2013. The average of the Fund’s daily premium or discount to net asset value for each trading day in the applicable measuring period will be the percentage difference between the net asset value and the volume-weighted average price of the Fund on each trading day during such measuring period.

The Offer is being, and any subsequent conditional tender offer will be, conducted pursuant to a settlement agreement entered into by and among the Fund and certain Fund stockholders, including Western Investment LLC and Benchmark Partners LLC and their affiliates. See Section 2.

What will happen if more than 3,463,415 shares are tendered?

If more than 3,463,415 shares are tendered, we will purchase all shares tendered on a pro rata basis. See Section 1.

What will be the form of payment of the Purchase Price?

If we purchase your shares in the Offer, we will pay the Purchase Price, net to you in cash, less any applicable withholding taxes and without interest, for all of your shares that we purchase pursuant to the Offer.

We will pay the Purchase Price as promptly as practicable after the Offer expires, but under no circumstances will we pay interest on the Purchase Price, even if there is a delay in making payment. See Section 1 and Section 5.

How will the Fund pay for the shares?

We anticipate that we will purchase shares tendered in the Offer and pay the related fees and expenses with cash on hand and the proceeds from the sale of portfolio securities held by the Fund. See Section 8.

How long do I have to decide whether to tender my shares?

The Offer will expire at 12:00 midnight, New York City time, on November 16, 2012, unless extended (such date and time, as the same may be extended, the “Expiration Date”). See Section 1. If you hold your shares directly, you have until that time to tender your shares in the Offer. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out the applicable deadline. We may choose, but are not required, to extend the Offer for any reason, subject to applicable laws. See Section 15.

Can the Offer be extended, amended or terminated, and under what circumstances?

We can extend or amend the Offer in our sole discretion. If we extend the Offer, we will delay the acceptance of any shares that have been tendered. We can terminate the Offer under certain circumstances. See Section 6 and Section 14.

How will I be notified if the Fund extends the Offer or amends the terms of the Offer?

We will issue a press release no later than 9:00 a.m., New York City time, on the business day immediately following the scheduled Expiration Date if we decide to extend the Offer. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 15.

What is the purpose of the Offer?

The Fund’s Board believes that the Offer will provide stockholders with an alternative source of liquidity for their investment in the shares. The Offer is being, and any subsequent conditional tender offer will be, conducted pursuant to a settlement agreement entered by and among the Fund and certain Fund stockholders. Those stockholders agreed, subject to the terms of the settlement agreement, not to, among other things, submit nominations for the election or removal of directors, submit stockholder proposals or purchase additional shares of the Fund. In approving the Offer, the Board considered a number of factors, including: that the Offer could enable stockholders to tender a portion of their shares at a price that is greater than what they could realize in the secondary market at that time; that the Offer could increase liquidity for common stockholders; that the Offer is expected to have an accretive impact to NAV per share for common stockholders who remain invested in the Fund; and that the Offer may assist in narrowing the discount to NAV per share at which shares trade. The Board also considered whether the Offer would be consistent with the investment and other policies of the Fund; the potential impact of the Offer may have on the asset size and expenses of the Fund; and the potential impact the Offer on the Fund’s ability to implement its investment strategies and achieve its investment objective. See Section 2 and Section 9.

Neither the Fund nor its Board has made any recommendation as to whether or not you should tender your shares. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares and, if so, how many shares to tender.

Are there any conditions to the Offer?

Yes. The Offer is subject to conditions, including the absence of court and governmental action prohibiting the Offer and the absence of changes in general market conditions or our business that, in our reasonable judgment, are or may be materially adverse to us, as well as other conditions. See Section 6.

How do I tender my shares?

The Offer will expire at 12:00 midnight, New York City time, on November 16, 2012, unless we extend the Offer. To tender your shares prior to the expiration of the Offer: (a) if your shares are registered directly with the Fund in your own name (i) you must deliver your share certificate(s) and a properly completed and duly executed letter of transmittal to the Depositary at the address appearing on the back cover page of this document; or (ii) the Depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed letter of transmittal or “agent’s message”; or (b) if you hold your shares any other way, you must request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. You should contact the information agent if you need assistance. See Section 3 and the instructions to the related letter of transmittal.

Please note that we will not purchase your shares in the Offer unless the Depositary receives the required documents prior to the expiration of the Offer. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

Must I tender all of my shares for purchase?

No. You may tender for purchase all or part of the shares you own, but any such purchase by us will be subject to the proration provisions described herein. See Section 1.

Once I have tendered shares in the Offer, can I withdraw my tender?

Yes. Tendered shares may be withdrawn at any time before the expiration of the Offer, which will occur at 12:00 midnight, New York City time, on November 16, 2012, unless we extend the Offer, in which case shares may be withdrawn until the latest date to which we extend the Offer. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares on or after December 17, 2012. If your shares are registered in the name of your broker or other nominee holder, you may need to allow such holder additional time to withdraw your tendered shares. You should consult your broker or other nominee holder to determine if there is an earlier deadline by which you must inform such nominee holder of any decision to withdraw your tendered shares. See Section 4.

How do I withdraw shares I previously tendered?

You must deliver, on a timely basis, a written or facsimile notice of your withdrawal (a form of which can be provided upon request from the information agent) with the required information to the Depositary at the address appearing on the back cover page of this offer to purchase. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 3 and Section 4.

Has the Fund’s management adopted a position on the Offer?

Our Board of Directors has approved the Offer. However, none of the Fund, its Board of Directors, its investment adviser or the information agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In so doing, you should read carefully the information in this offer to purchase and in the related letter of transmittal, including our reasons for making the Offer. See Section 2.

Do the directors and executive officers of the Fund intend to tender any shares in the Offer?

Our directors and executive officers have advised us that they do not intend to tender any shares in the Offer. Accordingly, if we complete the Offer, the proportional holdings of our directors and executive officers will increase. However, subject to applicable law, our directors and executive officers may subsequently sell their shares in open market transactions at prices that may or may not be more favorable than the Purchase Price we will pay stockholders who tender shares in the Offer. See Section 11.

If I decide not to tender, how will the Offer affect my shares?

Stockholders who choose not to tender will own a greater percentage interest in our outstanding shares of common stock immediately following the consummation of the Offer. See Section 12.

When will the Fund pay for the shares I tender?

We will pay the Purchase Price, net to you in cash, less applicable withholding taxes and without interest, for the shares we purchase as promptly as practicable after the expiration of the Offer and the acceptance of the shares for payment. See Section 5.

Will I have to pay anything to participate in the Offer?

The Fund is paying the costs of conducting the Offer, which include the costs of printing and mailing materials to stockholders, certain legal and filing fees, and fees and expenses of the Depositary and the information agent. If you are a registered stockholder and you tender your shares directly to the Depositary, you will not have to pay any brokerage commissions or other broker fees. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See Section 3.

What are the U.S. federal income tax consequences if I tender my shares?

Your sale of shares to us for cash pursuant to this Offer will be a taxable transaction for U.S. federal income tax purposes. The receipt of cash for your tendered shares generally will be treated either as (1) consideration received in respect of a sale or exchange of the tendered shares, resulting in gain or loss to you, or (2) a distribution from us in respect of our shares. Different consequences could arise if you are subject to special treatment under the U.S. federal income tax laws. You should consult your tax advisor as to the particular consequences to you of participation in the Offer in light of your specific circumstances. See Section 14.

Will I have to pay any stock transfer tax if I tender my shares?

If you instruct the Depositary in the letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

Whom can I talk to if I have questions?

Questions, requests for assistance and requests for additional copies of the offer to purchase, the letter of transmittal and all other Offer documents should be directed to AST Fund Solutions, LLC, the information agent for the Offer, toll free at (800) 331-7024. If you do not own shares directly, you should obtain this information and the documents from your broker, dealer, commercial bank, trust company or other nominee, as appropriate.

FORWARD-LOOKING STATEMENTS

This offer to purchase for cash, the documents incorporated by reference and other written reports and oral statements made from time to time by the Fund may contain forward-looking statements. These statements are based on the current expectations and beliefs of our management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “can,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. In any forward-looking statement in which the Fund expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:

•	strategic alternatives and transactions with respect to our business and the timing, likelihood and outcome thereof;

•	our implementation of any distribution of a portion of our cash resources to stockholders or our failure to implement any such distribution;

•	our ability to continue operations and our estimates for future performance and financial position of the company;

•	the establishment, development and maintenance of any collaborative relationships;

•	our business strategies and plans; and

•	other economic, business, competitive, and/or regulatory factors affecting our business and the market we serve generally.

These statements are only predictions. Risks and uncertainties and the occurrence of other events could cause actual results to differ materially from these predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this offer to purchase for cash, including the factors described in our annual report to stockholders and other SEC filings. Except as required by law, the Fund is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

INTRODUCTION

To the Holders of our Shares of Common Stock:

We invite our stockholders to tender shares of common stock, $0.001 par value per share, for purchase by us. Upon the terms and subject to the conditions set forth in this offer to purchase and the related letter of transmittal, we are offering to purchase up to 3,463,415 (approximately 20%) of our issued and outstanding shares at a price equal to 95% of the NAV per share (determined as of the Pricing Date and such price, the “Purchase Price”), net to the seller in cash, less applicable withholding taxes and without interest.

The Offer will expire at 12:00 midnight, New York City time, on November 16, 2012, unless extended. We may, in our sole discretion, extend the period of time in which the Offer will remain open.

If, at the Expiration Date, more than 3,463,415 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are validly tendered and not properly withdrawn, we will buy shares on a pro rata basis from all stockholders who validly tender shares. We will return tendered shares that we do not purchase to the tendering stockholders at our expense promptly after the expiration of the Offer. See Section 1 and Section 5 for additional information concerning proration procedures.

We will pay the Purchase Price, net to the tendering stockholders in cash, less applicable withholding taxes and without interest, for all shares that we purchase. Tendering stockholders whose shares are registered in their own names and who tender directly to The Colbent Corporation, the depositary in the Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 7 to the letter of transmittal, stock transfer taxes on the purchase of shares by us under the Offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The Offer is not conditioned upon obtaining any financing or any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 6.

Our Board of Directors has approved the Offer. However, none of the Fund, its Board of Directors, its investment adviser or the information agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in this offer to purchase and the related letter of transmittal, including our reasons for making the Offer. See Section 2. Our directors and executive officers have advised us that they do not intend to tender any shares in the Offer.

Section 14 of this offer to purchase describes the material U.S. federal income tax consequences of a sale of shares under the Offer.

As of October 17, 2012, we had issued and outstanding approximately 17,317,074 shares. The 3,463,415 shares that we are offering to purchase represent approximately 20% of the shares of our common stock then outstanding. Our common stock is listed on NYSE under the ticker symbol “MGU.” See Section 7. We urge you to obtain current market quotations for the shares before deciding whether to tender your shares.

THE OFFER

1.	Number of Shares; Proration.

General. Upon the terms and subject to the conditions of the Offer, we will purchase up to 3,463,415 shares, or such fewer number of shares as are validly tendered and not properly withdrawn in accordance with Section 4, before the scheduled Expiration Date of the Offer, at a price equal to 95% of the NAV per share (determined as of the Pricing Date), net to the seller in cash, less applicable withholding taxes and without interest. The NAV per share as of the close of the regular trading session of the NYSE on October 17, 2012 was $21.81 and the last reported sale price of a share on the NYSE on such date was $19.97, representing a discount of 8.44% to NAV per share. Prior to 12:00 midnight New York City time, on the Expiration Date, NAV quotations can be obtained from the information agent by calling (800) 331-7024 between the hours of 9:00 a.m. and 5:00 p.m., New York City time, Monday through Friday (except holidays).

The Offer will expire at 12:00 midnight, New York City time, on November 16, 2012, unless and until we, in our sole discretion, shall have extended the period of time during which the Offer will remain open. See Section 15 for a description of our right to extend, delay, terminate or amend the Offer. In the event of an over-subscription of the Offer as described below, shares tendered will be subject to proration. The proration period and, except as described herein, withdrawal rights, expire on the Expiration Date.

If we:

•	increase or decrease the price (expressed as a percentage of NAV) to be paid for shares from 95% of the NAV per share (determined as of the Pricing Date);

•	increase the number of shares being sought in the Offer and this increase in the number of shares sought exceeds 2% of our outstanding shares (or 346,341 shares); or

•	decrease the number of shares being sought; and

the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth (10th) business day from, and including, the date that we first publish, send or give notice in the manner specified in Section 14 of any such increase or decrease, we will extend the Offer until the expiration of ten (10) business days from such date. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Offer is not conditioned on obtaining financing or any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 6.

We may not purchase all of the shares tendered because of proration provisions. We will return to the tendering stockholders shares that we do not purchase in the Offer at our expense promptly after the Expiration Date. You can specify the order in which you would like us to purchase specified portions of your shares in the event that, as a result of the proration provisions, we purchase some but not all of your tendered shares.

If the number of shares validly tendered and not properly withdrawn prior to the Expiration Date is fewer than or equal to 3,463,415 shares, or such greater number of shares as we may elect to purchase, subject to applicable law, we will, upon the terms and subject to the conditions of the Offer, purchase all such shares.

Upon the terms and subject to the conditions of the Offer, if greater than 3,463,415 shares, or such greater number of shares as we may elect to purchase, subject to applicable law, have been validly tendered and not properly withdrawn prior to the Expiration Date, we will purchase validly tendered shares on a pro rata basis with appropriate rounding adjustments to avoid purchases of fractional shares, as described below.

Proration. If the Offer is over-subscribed, we will not purchase all of the shares that a stockholder tenders in the Offer. In the event the Offer is over-subscribed, shares tendered will be subject to proration. If proration of tendered shares is required, we will determine the proration factor as soon as practicable following the Expiration Date. Subject to rounding adjustment to avoid the purchase of fractional shares, proration for each stockholder that tenders shares will be based on the ratio of the total number of shares validly tendered and not properly withdrawn by the stockholder to the total number of shares validly tendered and not properly withdrawn by all stockholders.

This ratio will be applied to stockholders tendering shares to determine the number of shares that will be purchased from each tendering stockholder.

The results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain preliminary proration information from the information agent and may be able to obtain this information from their brokers.

As described in Section 14, the number of shares that we will purchase from a stockholder under the Offer may affect the U.S. federal income tax consequences to that stockholder and, therefore, may be relevant to that stockholder’s decision whether or not to tender shares.

We will mail or otherwise distribute this offer to purchase and the related letter of transmittal to record holders of shares as of the close of business on October 17, 2012 and we will furnish them to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Offer; Certain Effects of the Offer; Other Plans.

The Fund is making the Offer to provide stockholders with an alternative source of liquidity for their investment in shares. The Offer is being, and any subsequent conditional tender offer will be, conducted pursuant to a settlement agreement entered by and among the Fund and certain Fund stockholders, which the Fund believes to own, in the aggregate, approximately 9.9% of the Fund’s issued and outstanding shares, including Western Investment LLC and Benchmark Partners LLC and their affiliates. Those stockholders agreed, subject to the terms of the settlement agreement, not to, among other things, submit nominations for the election or removal of directors, submit stockholder proposals or purchase additional shares of the Fund.

In approving the Offer, the Fund’s Board considered a number of factors, including: that the Offer could enable stockholders to tender a portion of their shares at a price that is greater than what they could realize in the secondary market at that time; that the Offer could increase liquidity for common stockholders; that the Offer is expected to have an accretive impact to NAV per share for common stockholders who remain invested in the Fund; and that the Offer may assist in narrowing the discount to NAV per share at which shares trade. The Board also considered whether the Offer would be consistent with the investment and other policies of the Fund; the potential impact the Offer may have on the asset size and expenses of the Fund; and the potential impact of the Offer on the Fund’s ability to implement its investment strategies and achieve its investment objective.

After considering these and other factors, the Board believes that a tender offer is in the best interests of the Fund and its stockholders and therefore determined to effect this Offer.

There can be no assurance that the Offer will not negatively affect the Fund’s earnings per share. Likewise, there can be no assurance that this Offer or any other actions taken by the Board will reduce or eliminate any market price discount from NAV per share of the shares. The market price of the shares will also be determined by, among other things, the relative demand for and supply of shares in the market, the Fund’s investment performance, the Fund’s dividends and yield, and investor perception of the Fund’s overall attractiveness as an investment as compared with other investment alternatives.

Any shares purchased by the Fund pursuant to the Offer will be cancelled.

None of the Fund, its Board of Directors, its investment adviser or the information agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares. We have not authorized any person to make any recommendation. Stockholders should carefully evaluate all information in the Offer, should consult their own investment and tax advisors, and should make their own decisions about whether to tender shares, and, if so, how many shares to tender. We have been advised that none of our directors or executive officers intends to tender any shares in the Offer.

Certain Effects of the Offer.

THE OFFER MAY HAVE CERTAIN ADVERSE CONSEQUENCES FOR PARTICIPATING AND NON-PARTICIPATING STOCKHOLDERS. PLEASE SEE BELOW.

•

Effects on the Fund. The purchase of shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of non-participating stockholders and reducing the NAV of the Fund. This reduction in the NAV of the Fund will likely cause the ratio of the Fund’s expenses to its NAV to increase. Additionally, a reduction in the number of shares issued and outstanding may reduce the liquidity and the depth of the trading market for Fund shares.

•

Tax Consequences of Participating Stockholders. The purchase of shares tendered by participating stockholders of shares for cash pursuant to the Offer will generally have U.S. federal income tax consequences. In addition, non-participating stockholders may also be subject to certain U.S. tax consequences. See Section 14.

Other Plans.

Except as described in this offer to purchase (including those documents filed with the SEC and incorporated by reference herein), as referred to in Section 10 or in connection with the operation of the Fund’s dividend reinvestment plan, the Fund does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or any of its subsidiaries;

•

other than in connection with transactions in the ordinary course of the Fund’s operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Fund or any of its subsidiaries;

•	any material change in the Fund’s present dividend policy, or indebtedness or capitalization of the Fund;

•

changes to the present Board or management of the Fund, including changes to the number or the term of members of the Board, the filling of any existing vacancies on the Board or changes to any material term of the employment contract of any executive officer;

•

any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in the Fund’s investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940 Act, as amended (the “1940 Act”);

•

any class of equity securities of the Fund being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association;

•	any class of equity securities of the Fund becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	the suspension of the Fund’s obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Fund, or the disposition of securities of the Fund; or

•	any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

As part of our long-term goal of increasing stockholder value, we consider alternatives to enhance stockholder value, including open market repurchases of our shares, modifications of our dividend policy and strategic investments, and we intend to continue to consider alternatives to enhance stockholder value. Except as otherwise disclosed in this offer to purchase, as of the date hereof, no agreements, understandings or decisions have been reached and there can be no assurance that we will decide to undertake any such alternatives. No other purchase offers are presently contemplated, but the Board reserves the right to do purchase offers in the future.

3.	Procedures for Tendering Shares.

Proper Tender of Shares. For stockholders to validly tender shares under the Offer, the Depositary must receive all of the following before 12:00 midnight, New York City time, on the Expiration Date at the Depositary’s address on the back page of this offer to purchase:

•

either (a) the certificates representing the tendered shares, or (b) in the case of tendered shares delivered in accordance with the procedures for book-entry transfer as described below, a confirmation of receipt of the shares;

•

either (a) a properly completed and duly executed letter of transmittal, including any required signature guarantees, or (b) in the case of a book-entry transfer, an “agent’s message” of the type described below; and

•	any other documents required by the letter of transmittal.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

If you hold shares directly and tender your shares directly to the Depositary, you will not have to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank if you will be charged a fee to tender your shares through the broker or bank.

Signature Guarantees. Except as otherwise provided below, all signatures on a letter of transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses), which is a participant in the Securities Transfer Agents Medallion Program. Signatures on a letter of transmittal need not be guaranteed if:

•

the letter of transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the shares) exactly as the name of the registered holder appears on the share certificates tendered therewith and the holder has not completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” in the letter of transmittal; or

•

shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. See Instruction 1 of the letter of transmittal.

If a share certificate is registered in the name of a person other than the person executing a letter of transmittal, or if payment is to be made or delivered to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

We will make payment for shares tendered and accepted for payment under the Offer only after the Depositary timely receives (i) share certificates or a timely confirmation of the book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility as described above, (ii) a properly completed and duly executed letter of transmittal, or an agent’s message in the case of a book-entry transfer, and (iii) any other documents required by the letter of transmittal.

Method of Delivery. The method of delivery of all documents, including share certificates, the letter of transmittal and any other required documents, is at the election and risk of the tendering stockholder. If you choose to deliver required documents by mail, we recommend that you use registered mail with return receipt requested, properly insured.

All deliveries made in connection with the Offer, including the letter of transmittal and certificates for shares, must be made to the Depositary and not to any of us, the information agent or the book-entry transfer facility. Any documents delivered to us, the information agent or the book-entry transfer facility will not be forwarded to the Depositary and therefore will not be deemed to be validly tendered.

Book-Entry Delivery. The Depositary will establish an account with respect to the shares for purposes of the Offer at the book-entry transfer facility within two business days after the date of this offer to purchase, and any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Although participants in the book-entry transfer facility may effect delivery of shares through a book-entry transfer into the Depositary’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal, including any required signature guarantees, or an agent’s message, and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover page of this offer to purchase before the Expiration Date.

Delivery of the letter of transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the Depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to the number of shares that we will accept and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares, and, subject to any order or decision by a court of competent jurisdiction, our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender with respect to any particular shares or any particular stockholder, and, subject to any order or decision by a court of competent jurisdiction, our interpretation of the terms of the Offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until the stockholder cures, or we waive, all defects or irregularities. None of the Fund, the Depositary, the information agent, or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

Return of Unpurchased Shares. The Depositary will return certificates for unpurchased shares promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the Depositary will credit the shares to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

U.S. Federal Backup Withholding Tax. Under the U.S. federal income tax backup withholding rules, 28% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury unless the stockholder or other payee provides his, her or its taxpayer identification number (employer identification number or social security number) to the Depositary and provides the required certifications under penalties of perjury or otherwise establishes that an exemption applies. Therefore, tendering stockholders should complete and sign the Substitute Form W-9 included as part of the related letter of transmittal to provide the information and certifications necessary to avoid backup withholding, unless the stockholder otherwise establishes to the satisfaction of the Depositary that the stockholder is not subject to backup withholding. In order for a Non-U.S. Holder to establish that it is not subject to backup withholding, that stockholder must submit a Form W-8BEN or other applicable form, signed under penalties of perjury, instead of the Substitute Form W-9. Tendering stockholders can obtain the applicable forms from the Depositary. See Instruction 9 of the letter of transmittal.

Any tendering stockholder or other payee who fails to complete fully and sign the Substitute Form W-9 included in the Letter of Transmittal, or the Form W-8BEN or other applicable form, may be subject to required federal income tax withholding of 28% of the gross proceeds paid to such stockholder or other payee pursuant to the Offer.

U.S. Federal Tax Withholding for Non-U.S. Holders. As described further in Section 14, proceeds payable pursuant to the Offer to a Non-U.S. Holder or his, her or its agent may be subject to withholding of federal income tax at a rate of 30%, unless a reduced rate of withholding is applicable pursuant to an income tax treaty or an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States (and, if an income tax treaty applies, the gross proceeds are generally attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder). In order to obtain a reduced rate of withholding under a tax treaty, a foreign stockholder must deliver to the Depositary or an intermediary making payment to a Non-U.S. Holder, before the payment, a properly completed and executed IRS Form W-8BEN, or other applicable form, certifying under penalties of perjury that such foreign stockholder is eligible for a reduced rate of withholding on dividends under the applicable treaty. Such forms can be obtained from the Depositary. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary, before the payment, a properly executed IRS Form W-8ECI claiming such exemption. Such forms can be obtained from the Depositary or an intermediary making payment to a Non-U.S. Holder.

For a discussion of the material U.S. federal income tax consequences to tendering stockholders, See Section 14.

Your Representation and Warranty; Our Acceptance Constitutes an Agreement. A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of the Offer, as well as your representation and warranty to us that:

•	you have a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 under the Exchange Act;

•

you have full power and authority to tender, sell, assign and transfer the shares tendered (and any and all dividends, distributions, other shares or other securities or rights declared or issuable in respect to such shares after the Expiration Date);

•

when and to the extent we accept the shares for purchase, we will acquire good and marketable title to them, free and clear of all security interests, liens, restrictions, claims, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and the shares will not be subject to any adverse claims or rights; and

•	your tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering has a net long position equal to or greater than the amount tendered:

•	in our shares or in securities immediately convertible into, or exchangeable or exercisable for, our shares; and

•	in our shares and will deliver or cause to be delivered the shares in accordance with the terms of the Offer.

Rule 14e-4 provides a similar restriction applicable to the tender on behalf of another person.

Our acceptance for payment of shares you tender under the Offer will constitute a binding agreement between you and us upon the terms and conditions of the Offer.

Lost or Destroyed Certificates. Stockholders whose share certificate for part or all of their shares has been lost, stolen, misplaced or destroyed may contact Computershare, the transfer agent for our common stock, at 1-866-587-4518, for instructions as to obtaining a replacement share certificate. That share certificate will then be required to be submitted together with the letter of transmittal to the Depositary in order to receive payment for shares that are tendered and accepted for payment. The stockholder may be required to post a bond to secure against the risk that the original share certificate may subsequently emerge. We urge stockholders to contact Computershare immediately in order to permit timely processing of this documentation.

4.	Withdrawal Rights.

Stockholders may withdraw shares tendered under the Offer at any time prior to the Expiration Date. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to withdraw any tendered shares on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out the applicable deadline. After the deadline, such tenders are irrevocable, except that they may also be withdrawn on or after December 17, 2012, unless the shares have been accepted for payment as provided in this offer to purchase.

For a withdrawal to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal (a form of which can be provided upon request from the information agent) at the Depositary’s address set forth on the back cover page of this offer to purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares that the stockholder wishes to withdraw and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the share certificates, the serial numbers shown on the share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution.

If a stockholder has tendered shares under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedures. We will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in our sole discretion, and, subject to any order or decision by a court of competent jurisdiction, such determination will be final and binding on all parties. None of the Fund, the Depositary, the information agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give this notification.

A stockholder may not rescind a withdrawal and we will deem any shares that a stockholder properly withdraws not validly tendered for purposes of the Offer, unless the stockholder properly re-tenders the withdrawn shares before the Expiration Date by following one of the procedures described in Section 3.

5.	Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we will:

•	determine the Purchase Price we will pay for shares validly tendered and not properly withdrawn before the Expiration Date; and

•	accept for payment and pay for, and thereby purchase, shares validly tendered and not properly withdrawn prior to the Expiration Date.

For purposes of the Offer, we will be deemed to have accepted for payment, and therefore purchased, shares that are validly tendered and are not properly withdrawn, subject to the proration provisions of the Offer, only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment under the Offer.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, we will accept for payment up to 3,463,415 shares, subject to increase or decrease as provided in Section 1, if validly tendered and not properly withdrawn, or such fewer number of shares as are validly tendered and not properly withdrawn.

We will pay for shares that we purchase under the Offer by depositing the aggregate purchase price for these shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as promptly as practicable after the Expiration Date. Shares tendered and not purchased due to proration will be returned to the tendering stockholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at our expense, promptly after the Expiration Date or termination of the Offer without expense to the tendering stockholders. Under no circumstances will we pay interest on the Purchase Price regardless of any delay in making the payment. If certain events occur, we may not be obligated to purchase shares under the Offer. See Section 6.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased under the Offer. If, however,

•	payment of the Purchase Price is to be made to any person other than the registered holder,

•	certificate(s) for shares not tendered or tendered but not purchased are to be returned in the name of and to any person other than the registered holder(s) of such shares, or

•	tendered certificates are registered in the name of any person other than the person signing the letter of transmittal,

then the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the letter of transmittal.

6.	Conditions of the Offer.

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Fund’s right to extend, amend, or terminate the Offer at any time in its sole discretion (subject to Rule 13e-4 under the Exchange Act), the Fund shall not be required to accept for purchase or, subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance of or payment for any tendered shares, if any of the following events shall have occurred (or shall have been reasonably determined by us to have occurred) and, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, such event or events make it inadvisable to proceed with the Offer or with acceptance for payment:

•

the Fund is not able to liquidate portfolio securities for purposes of conducting the Offer in an orderly manner and consistent with the Fund’s investment objective, policies and status as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), in order to provide sufficient consideration to purchase shares tendered pursuant to the Offer;

•

there shall be instituted, pending or threatened before any governmental entity or court any action, proceeding, application or claim, or there shall be any judgment, order or injunction sought or any other action taken by any person or entity, which restrains, prohibits or materially delays the making or consummation of the Offer, challenges the acquisition by the Fund of any shares pursuant to the Offer or the Board’s fulfillment of its fiduciary obligations in connection with the Offer, seeks to obtain any material amount of damages in connection with the Offer, or otherwise directly or indirectly adversely effects the Offer or the Fund;

•

there shall have occurred: (i) any general suspension of trading in or limitation on prices for securities on the NYSE or any other exchange on which the shares or portfolio securities held by the Fund are traded; (ii) any declaration of a banking moratorium or similar action materially adverse to the Fund by U.S. federal, state or local authorities or any governmental authority of any foreign jurisdiction, or any suspension of payment material to the Fund by banks in the United States, the State of New York or any other jurisdiction; (iii) any limitation having a material adverse effect on the Fund or the issuers of its portfolio securities that is imposed by U.S. federal, state or local authorities, or by any governmental authority of any foreign jurisdiction, with respect to the extension of credit by lending institutions or the convertibility of foreign currencies; (iv) the commencement of war, armed hostilities, terrorist action or any other international or national calamity directly or indirectly involving the United States or any foreign country that is material to the Fund; or (v) any other event or condition which, in the Board’s judgment, would have a material adverse effect on the Fund or its stockholders if the Offer were consummated; or

•	the Board determines that effecting the Offer would be inconsistent with applicable legal requirements or would constitute a breach of the Board’s fiduciary duty owed to the Fund or its stockholders.

The Board may modify these conditions in accordance with Section 15, subject to applicable legal and regulatory requirements. The Fund reserves the right, at any time during the pendency of the Offer, to amend, extend or terminate the Offer in any respect. See Section 15.

The foregoing conditions are for the Fund’s sole benefit and may be asserted by the Fund regardless of the circumstances giving rise to any such condition (including any action or inaction of the Fund), and any such condition may be waived by the Fund, in whole or in part, at any time and from time to time in its reasonable judgment. The Fund’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Fund concerning the events described in this Section 6 shall be final and binding.

7.	Price Range of Shares.

The following table sets forth, for the fiscal periods indicated, the high and low NAVs per share and the high and low closing sale prices per share as reported on the NYSE, and the amounts of cash dividends/distributions per share paid during such periods.

	Net Asset Value		Market Price		Dividends/
Year (ending November 30)	High	Low	High	Low	Distributions
2010
1st Quarter	$19.91	$17.51	$16.79	$14.27	$0.16
2nd Quarter	$19.85	$15.50	$16.55	$12.65	$0.16
3rd Quarter	$19.38	$15.56	$15.95	$12.64	$0.16
4th Quarter	$21.31	$18.87	$18.01	$15.79	$0.56
2011
1st Quarter	$21.17	$19.70	$17.81	$16.70	$0.18
2nd Quarter	$22.28	$19.68	$19.08	$16.65	$0.18
3rd Quarter	$21.82	$17.28	$18.88	$14.88	$0.18
4th Quarter	$20.06	$16.85	$17.31	$14.85	$0.18
2012
1st Quarter	$21.23	$18.19	$18.74	$16.01	$0.20
2nd Quarter	$21.41	$18.74	$18.99	$16.41	$0.24
3rd Quarter	$21.30	$18.42	$18.88	$16.25	$0.24
4th Quarter (through October 17, 2012)	$22.05	$20.90	$19.97	$18.72	$0.28

As of the close of business on October 17, 2012, the Fund’s NAV was $21.81 per share, and the high, low and closing prices per share on the NYSE on that date were $20.12 (H), $19.71 (L) and $19.97 (C), respectively. Prior to the expiration of the Offer, daily NAV quotations can be obtained in the manner indicated in Section 1.

8.	Source and Amount of Funds.

The actual cost of the Offer to the Fund cannot be determined at this time because the number of shares to be purchased will depend on the number of shares tendered for purchase, and the price (expressed as a percentage of NAV) will be based on the NAV per share on the Pricing Date. If the NAV per share on the Pricing Date were $21.81, which was the NAV per share on October 17, 2012, and if stockholders tendered all shares offered for purchase pursuant to the Offer, payments by the Fund to the participating stockholders would be approximately $71,761,959 (based on a price per share of $20.72, which is approximately 95% of the NAV per share as of the close of the regular trading session of the NYSE on October 17, 2012).

To pay the aggregate purchase price of shares accepted for payment pursuant to the Offer, the Fund anticipates that funds will be derived from cash on hand and from the proceeds from the sale of portfolio securities held by the Fund. The selection of which portfolio securities to sell, if any, will be made by our investment adviser, taking into account investment merit, relative liquidity and applicable investment restrictions and legal requirements. The Board believes that the Fund has monies, either as cash or through the sale of portfolio securities, to purchase the shares that may be tendered pursuant to the Offer. If, in the judgment of the Board, there are not sufficient monies to pay for tendered shares, the Fund may terminate the Offer.

Because the Fund may sell portfolio securities to raise cash for the purchase of shares, during the pendency of the Offer, and possibly for a short time thereafter, the Fund may hold a greater than normal percentage of its assets in cash and cash equivalents.

Under some market circumstances, it may be necessary for the Fund to raise cash by liquidating portfolio securities in a manner that could reduce the market value of such securities and, thus, reduce both the NAV per share of the shares and the proceeds from the sale of such securities. Liquidating portfolio securities, if necessary, may also lead to the premature disposition of portfolio investments and additional transaction and tax costs. Depending upon the timing of such sales, any such decline in NAV per share may adversely affect any tendering stockholders whose shares are accepted for purchase by the Fund, as well as those stockholders who do not sell shares pursuant to the Offer. Stockholders who retain their shares may be subject to certain other effects of the Offer. See Section 12.

9.	Information About the Fund.

The Fund is a Maryland corporation with its principal executive offices located at 125 West 55th Street, New York, NY 10019 (telephone number (800) 910-1434 (toll-free)). The Fund is a non-diversified, closed-end management investment company. The Fund commenced operations on August 26, 2005. As a closed-end investment company, the Fund differs from an open-end investment company (i.e., a mutual fund) in that it does not redeem its shares at the election of a stockholder. The Fund’s investment objective is to provide a high level of total return consisting of dividends and other income, and capital appreciation. The Fund is registered as an investment company under the 1940 Act and is subject to the 1940 Act’s informational requirements, and in accordance therewith files annual reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Fund is required to disclose in such proxy statements certain information, as of particular dates, concerning the Fund’s directors and executive officers, their remuneration, the principal holders of the Fund’s securities and any material interest of such persons in transactions with the Fund.

The Fund’s investment adviser, Macquarie Capital Investment Management LLC (“MCIM”), is an investment adviser registered under the Investment Advisers Act of 1940. The Fund has entered into an advisory agreement with MCIM pursuant to which MCIM provides investment advisory and portfolio management services to the Fund and is responsible for its overall management. MCIM’s principal business address is 125 West 55th Street, New York, NY 10019. The Fund also is a party to certain other service agreements, including those with its administrator and Fund accountant, ALPS Fund Services, Inc., its custodian, Northern Trust, and its transfer agent, Computershare.

You may find additional information on our website located at www.macquarie.com/mgu. The information contained on our website or connected to our website is not incorporated by reference into this offer for cash to purchase and should not be considered part of this offer to purchase.

Additional Information. The Fund has filed with the SEC a Schedule TO, which provides additional information relating to the Offer. You may inspect and obtain a copy of Schedule TO at the prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of Schedule TO may also be obtained by mail at the prescribed rates from the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The Fund’s filings are also available to the public on the SEC’s website at www.sec.gov.

Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this offer to purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This offer to purchase incorporates by reference the following document which has been filed with the SEC (other than any portion of such filing that is furnished under applicable SEC rules rather than filed), which includes, among other things, the financial information referred to in Section 10 below:

•	Form N-CSR for the period ended May 31, 2012 and the Form N-CSR for the period ended November 30, 2011, including the financial statements and the notes related thereto.

You can obtain copies of any document incorporated by reference in this offer to purchase from the SEC’s web site at www.sec.gov or from us. You may request copies of any document from us at no cost by writing us at Macquarie Global Infrastructure Total Return Fund Inc., 125 West 55th Street, New York, NY 10019 or by telephoning (800) 910-1434.

10.	Selected Financial Information.

The tables below are intended to help you understand the financial performance of the Fund. This information has been derived from audited and unaudited financial statements of the Fund, which are incorporated herein by reference and include the Fund’s annual and semi-annual reports to stockholders. The annual and semi-annual reports may be obtained at no cost by writing us at Macquarie Global Infrastructure Total Return Fund Inc., 125 West 55th Street, New York, NY 10019, by telephoning (800) 910-1434 or on the Internet at www.sec.gov.

SUMMARY OF SELECTED FINANCIAL INFORMATION

For the Periods Indicated Below

	Six Months Ended 31-May-2012 (unaudited)	Year Ended 30-Nov-2011	Year Ended 30-Nov-2010	Year Ended 30-Nov-2009
Statement of Operations
Total Investment Income	$10,760,839	$21,154,440	$16,451,982	$18,809,199
Total Expenses	$3,856,276	$7,355,589	$7,099,529	$6,881,922
Net Investment Income	$6,904,563	$13,798,851	$9,352,453	$11,927,277
Net Realized Gain/Loss on Investment securities and Foreign currency transactions	$9,818,178	$11,763,829	$21,083,684	$(55,738,099)
Net Change in Unrealized App/Depp on investments securities and translation of assets and liabilities denominated in foreign currencies	$(11,143,513)	$(19,471,414)	$3,645,242	$126,992,191
Net Increase in Net Assets From Operations	$5,579,228	$6,091,266	$34,081,379	$83,181,369

	As of 31-May-2012 (unaudited)	As of 30-Nov-2011	As of 30-Nov-2010	As of 30-Nov-2009
Statement of Assets and Liabilities

Total Assets	$463,271,188	$441,883,802	$446,667,672	$406,378,249
Total Liabilities	$137,317,903	$113,890,232	$112,297,075	$88,079,273
Net Assets	$325,953,285	$327,993,570	$334,370,597	$318,298,976
Net Assets Value Per Share	$18.82	$18.94	$19.31	$18.38
Shares of common stock outstanding	17,317,074	17,317,074	17,317,074	17,317,074

FINANCIAL HIGHLIGHTS

The following table includes per-share performance data for a share of the Fund, total investment return, ratio of expenses and net investment income or loss to average net assets and other supplemental data for each period indicated. This information has been derived from information provided in the financial statements and market price data for shares.

FINANCIAL HIGHLIGHTS

For the Periods Indicated Below

	For the Six Months Ended May 31, 2012		For the Years Ended November 30,
	(Unaudited)		2011	2010	2009	2008	2007
PER COMMON SHARE OPERATING PERFORMANCE:
Net asset value - beginning of period	$18.94		$19.31	$18.38	$14.31	$35.35	$28.81

Income/Loss from investment operations:
Net investment income	0.40		0.76	0.54	0.69	1.40	1.30
Net realized and unrealized gain/loss on investments	(0.08)		(0.41)	1.43	4.11	(16.86)	7.34
Total from Investment Operations	0.32		0.35	1.97	4.80	(15.46)	8.64

DISTRIBUTIONS TO COMMON SHAREHOLDERS FROM:
Net investment income	(0.44)		(0.72)	(1.04)	(0.73)	(1.60)	(2.10)
Net realized gains on investments	—		—	—	—	(3.98)	—
Total Distributions	(0.44)		(0.72)	(1.04)	(0.73)	(5.58)	(2.10)

Net asset value - end of period	$18.82		$18.94	$19.31	$18.38	$14.31	$35.35
Market Price - end of period	$16.61		$16.16	$16.44	$14.99	$10.18	$31.45
Total Investment Return - Net Asset Value(1)	1.81%		2.24%	12.05%	36.18%	(50.69%)	31.51%
Total Investment Return - Market Price(1)	5.31%		2.46%	16.98%	56.12%	(60.57%)	25.45%

RATIOS AND SUPPLEMENTAL DATA:
Net assets attributable to common shares, at end of period (000s)	$325,953		$327,994	$334,371	$318,299	$247,759	$604,702
Ratios to average net assets attributable to common shareholders:
Expenses(2)	2.22	%(3)	2.11%	2.19%	2.63%	3.14%	3.12%
Expenses excluding interest expense	1.73	%(3)	1.61%	1.69%	1.76%	1.69%	1.54%
Net investment income	3.98	%(3)	3.96%	2.89%	4.56%	5.42%	3.95%
Portfolio turnover rate	35%		53%	85%	71%	34%	41%
BORROWINGS AT END OF PERIOD:
Aggregate Amount Outstanding (000s)	$117,538		$109,682	$83,692	$82,000	$90,000	$150,000

Asset Coverage Ratio to Total Assets(4)	377%		399%	500%	488%	375%	503%

(1)

Total investment return is calculated assuming a purchase of a common share at the opening on the first day and a sale at closing on the last day of each period reported. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund’s dividend reinvestment plan. Total investment returns exclude brokerage commissions on buying and selling of MGU shares, but do include commissions on buying and selling the underlying portfolio securities. Past performance is not a guarantee of future results.

(2)

For the six months ended May 31, 2012 and the years ended November 30, 2011, 2010, 2009, 2008 and 2007, the ratios to Total Assets were 1.74%, 1.68%, 1.72%, 2.00%, 2.33%, and 2.46%, respectively. The Prospectus for the Fund defines Total Assets as Total Net Assets plus leverage.

(3)	Annualized.
(4)	Asset coverage ratios are calculated based on Total Assets as defined in the Fund’s Prospectus. (See Note 6 to the Fund’s financial statements).

11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements.

Interests of Directors and Executive Officers. As of October 17, 2012, we had issued and outstanding approximately 17,317,074 shares. The 3,463,415 shares that we are offering to purchase pursuant to the Offer represent approximately 20% of the shares outstanding as of that date. As of October 17, 2012, our directors and executive officers as a group (7 persons) beneficially owned an aggregate of 2700 shares, representing approximately 0.016% of the total outstanding shares, computed in accordance with the requirements of the SEC described below. Our directors and executive officers are entitled to participate in the tender offer on the same basis as all other stockholders, however, they have advised us that they do not intend to tender any shares in the Offer.

The following table sets forth, as of October 17, 2012, the aggregate number and percentage of shares owned by our directors and executive officers. For each listed person, percentage ownership is calculated based on 17,317,074 shares outstanding as of October 17, 2012 plus, for that person only, any shares underlying securities that are exercisable or convertible within 60 days of October 17, 2012. To our knowledge, except as otherwise noted below, each person included in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such person, subject to community property laws, where applicable. None of our directors or executive officers intends to tender any of his or her shares in the Offer.

Unless otherwise indicated below, the address of the persons listed is c/o Macquarie Global Infrastructure Total Return Fund Inc., 125 West 55th Street, New York, NY 10019.

	Common stock beneficially owned
Name and Position(1)	Number of Shares	Percent of Total
Gordon A. Baird - Independent Director	100	*
Thomas W. Hunersen - Independent Director	100	*
Chris LaVictoire Mahai - Independent Director	443	*
Brad Frishberg - Interested Director, Chief Executive Officer and President	2,057	*
James Blake - Chief Compliance Officer	—	—
John H. Kim – Chief Legal Officer and Secretary	—	—
Meredith Meyer - Chief Financial Officer and Treasurer	—	—

*	Less than 1% of the Fund’s outstanding common stock.
(1)

Information in this table is based on our records and information provided by directors, named executive officers, executive officers and in public filings. Unless otherwise indicated in the footnotes and subject to community property laws where applicable, each of the directors and named executive officers has sole voting and/or investment power with respect to such shares, including shares held in trust. Percentage of ownership is based upon 17,317,074 shares outstanding as of October 17, 2012. Beneficial ownership is calculated based upon SEC requirements. All shares subject to options currently exercisable or exercisable within 60 days after October 17, 2012 as well as all shares subject to restricted share units that have vested or will vest within 60 days after October 17, 2012 are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options or restricted share units, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

Recent Securities Transactions. Based on our records and information provided to us by our affiliates, directors, executive officers, associates and subsidiaries, neither we nor, to the best of our knowledge, any of our affiliates, directors, executive officers, associates or any director or executive officer of our subsidiaries, have effected any transactions in our common stock during the 60 days before the date of this offer to purchase.

Arrangements with Affiliates, Directors and Executive Officers. We do not have any present or proposed material agreement, arrangement or relationship with our affiliates, directors or executive officers, except as described in this offer to purchase, including the following arrangements:

•

Indemnification of Officers and Directors. The Fund’s charter contains provisions that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law and the 1940 Act. Maryland law permits a Maryland corporation, such as the Fund, to limit the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty which is established by a final judgment as being material to the cause of action.

The Fund’s charter authorizes it, to the maximum extent permitted by Maryland law and the 1940 Act, to obligate itself to indemnify any present or former director or any officer or any individual who, while a director or officer of the Fund and at the request of the Fund, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Fund’s bylaws obligate the Fund, to the maximum extent permitted by Maryland law and the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer of the Fund and at the request of the Fund, serves or has served as a another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Fund to indemnify and advance expenses to any individual who served a predecessor of the Fund in any of the capacities described above and any employee or agent of the Fund or a predecessor of the Fund.

Maryland law requires a corporation (unless its charter provides otherwise, which the Fund’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding, and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (1) a written affirmation by the director or officer of his good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (2) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

12.	Effects of the Offer; Registration under the Exchange Act.

If the Fund is required to sell portfolio securities to raise cash to finance the Offer, the market prices of the Fund’s portfolio securities may decline. If such a decline continued to the Expiration Date, the consideration received by tendering stockholders could be reduced more than it otherwise might. In addition, the sale of portfolio securities will cause increased brokerage and related transaction expenses and the Fund may receive proceeds from the sale of portfolio securities less than their valuations by the Fund. In selling portfolio securities to raise cash for the purchase of shares pursuant to the Offer, the Fund may hold a greater than normal percentage of its net assets in cash and cash equivalents. This large cash position may interfere with the Fund’s ability to meet its investment objective.

If the Fund’s tax basis for securities sold is less than the sale proceeds, the Fund will recognize capital gains. The Fund would expect to distribute any such gains to stockholders of record (reduced by net capital losses realized during the fiscal year, if any, and available capital loss carry-forwards) following the end of the Fund’s fiscal year. This recognition and distribution of gains, if any, would have two negative consequences: first, stockholders at the time of a declaration of distributions would be required to pay taxes on a greater amount of capital gain distributions than otherwise would be the case; and second, to raise cash to make the distributions, the Fund might need to sell additional portfolio securities, thereby possibly being forced to realize and recognize additional capital gains. Although the Fund has substantial loss carry-forwards which may be available, it is impossible to predict what the amount of unrealized gains or losses would be in the Fund’s portfolio at the time that the Fund is required to liquidate portfolio securities (and hence the amount of capital gains or losses that would be realized and recognized). In addition, some of the distributed gains may be realized on securities held for one year or less, which would generate income taxable to the Stockholders at ordinary income rates. This could adversely affect the Fund’s performance.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of non-participating stockholders and reducing the NAV of the Fund. This reduction in the NAV of the Fund will likely cause the ratio of the Fund’s expenses to its NAV to increase and, if certain Fund portfolio positions are exited completely, could result in greater volatility due to reduced diversification. Additionally, a reduction in the number of shares issued and outstanding may reduce the liquidity and the depth of the trading market for our shares. As of October 17, 2012, we had issued and outstanding approximately 17,317,074 shares. The 3,463,415 shares that we are offering to purchase pursuant to the Offer represent approximately 20% of the shares outstanding as of that date. Stockholders may be able to sell non-tendered shares in the future on the NYSE or otherwise, at a net price higher or lower than the Purchase Price in the Offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell such shares in the future.

We anticipate that there will be a sufficient number of shares outstanding and publicly traded following the completion of the Offer to ensure a continued trading market for the shares. Based upon published guidelines of the NYSE, we do not believe that our purchase of shares under the Offer will cause the remaining outstanding shares to be delisted from the NYSE.

The shares are registered under the Securities Act of 1933, as amended (the “Securities Act”), and the 1940 Act, which requires, among other things, that we furnish certain information to our stockholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our stockholders. We believe that our purchase of shares under the Offer will not result in the shares becoming eligible for deregistration under the Securities Act or the 1940 Act.

13.	Legal Matters; Regulatory Approvals.

The shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit using the shares as collateral. The Fund believes that, following the purchase of shares pursuant to the Offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations. Additionally, under the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and related rules, certain transactions may not be consummated without satisfying certain notice and waiting period requirements. The Fund believes that notice under the HSR Act is not required by it for the Offer. To the best of the Fund’s knowledge, there are no material pending legal proceedings relating to the Offer. Furthermore, the Fund is not aware of any approval or action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required to effect the Offer and that is not described herein. Should any such approval or other action be required, the Fund presently contemplates that such approval or other action would be sought. The Fund is unable to predict whether it may determine that it is required to delay the acceptance or payment for shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in material adverse consequences to the Fund’s business. The Fund’s obligations under the Offer to accept for payment and pay for shares are subject to certain conditions described in Section 6.

14.	Material U.S. Federal Income Tax Consequences.

The following summary describes the material U.S. federal income tax consequences relevant to the Offer. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect.

This discussion addresses only stockholders who hold their shares as capital assets for U.S. federal income tax purposes. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, former citizens or residents of the United States, persons who hold shares as part of a hedge, straddle, constructive sale or conversion transaction, and persons who acquired their shares through the exercise of employee share options or otherwise as compensation). This discussion does not address any state, local or foreign tax consequences of participating in the Offer, nor does it address any U.S. federal tax considerations other than those pertaining to the U.S. federal income tax.

As used herein, a “U.S. Holder” means a beneficial owner of shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) a trust (a) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to make all substantial decisions, or (b) that has a valid election in effect to be treated as a U.S. person, or (iv) an estate, the income of which is subject to U.S. federal income taxation regardless of its source. As used herein, a “Non-U.S. Holder” means a beneficial owner of shares that is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a person that is a partner of an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds our shares generally will depend on the status of the partner and the activities of the partnership. Partners in partnerships holding our shares should consult their tax advisors.

Non-U.S. Holders should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the Offer. The proceeds received in the Offer by a Non-U.S. Holder may be subject to withholding of federal income tax at a rate of 30% except in the circumstances described in Section 3 and below.

All stockholders should consult their tax advisors to determine the particular tax consequences to them of participating in the Offer in light of their specific circumstances.

(a) U.S. Holders. A sale of shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder who participates in the Offer will, depending on such U.S. Holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the shares or as receiving a distribution from us with respect to our shares.

Sale or Exchange Treatment. Under Section 302 of the Code, a U.S. Holder will recognize gain or loss on a sale of shares to us for cash pursuant to the offer if the sale:

•	results in a “complete termination” of such U.S. Holder’s ownership of share in us;

•	results in a “substantially disproportionate” redemption with respect to such U.S. Holder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

In applying each of the Section 302 tests described above, a U.S. Holder must take account of shares that such U.S. Holder constructively owns under detailed attribution rules set forth in the Code, which generally treat the U.S. Holder as owning shares owned by certain related individuals and entities, and shares that the U.S. Holder has the right to acquire by exercise of an option, warrant or right of conversion. U.S. Holders should consult their tax advisors regarding the application of the constructive ownership rules to their particular circumstances.

A sale of shares pursuant to the Offer will result in a “complete termination” if either (i) the U.S. Holder owns none of our shares, either actually or constructively, after the shares are sold pursuant to the Offer, or (ii) the U.S. Holder does not actually own any of our shares immediately after the sale of shares pursuant to the Offer and, with respect to shares constructively owned, is eligible to waive, and effectively waives, constructive ownership of all such shares. U.S. Holders wishing to satisfy the “complete termination” test through waiver of attribution should consult their tax advisors.

A sale of shares pursuant to the Offer will result in a “substantially disproportionate” redemption with respect to a U.S. Holder if the percentage of the then outstanding shares actually and constructively owned by such U.S. Holder immediately after the sale is less than 80% of the percentage of the shares actually and constructively owned by such U.S. Holder immediately before the sale. If a sale of shares pursuant to the Offer fails to satisfy the “substantially disproportionate” test, the U.S. Holder may nonetheless satisfy the “not essentially equivalent to a dividend” test.

A sale of shares pursuant to the Offer will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. A sale of shares that actually reduces the percentage of our outstanding shares owned, including constructively, by such Holder would likely be treated as a “meaningful reduction” even if the percentage reduction is relatively minor, provided that U.S. Holder does not exercise any control over or participate in the management of our corporate affairs. Any person that has an ownership position that allows some exercise of control over or participation in the management of corporate affairs will not satisfy the meaningful reduction test unless that person’s ability to exercise control over or participate in management of corporate affairs is materially reduced or eliminated.

U.S. Holders should also be aware that the manner in which we will select the shares to be repurchased pursuant to the Offer may affect whether the sale of the tendered shares will meet any of the Section 302 tests. Substantially contemporaneous dispositions or acquisitions of shares by a U.S. Holder or a related person that are part of a plan viewed as a integrated transaction with the Offer may be taken into account in determining whether any of the Section 302 tests described above are satisfied.

If a U.S. Holder satisfies any of the Section 302 tests described above, the U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in the shares exchanged. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange. Gain or loss must be determined separately for each block of shares. Specified limitations apply to the deductibility of capital losses by U.S. Holders.

Any loss realized on a sale or exchange will be disallowed to the extent the shares disposed of are replaced within a 61-day period beginning 30 days before and ending 30 days after the disposition of the shares. In such a case, the basis of the shares acquired will be increased to reflect the disallowed loss.

Distribution Treatment. If a U.S. Holder does not satisfy any of the Section 302 tests described above, the entire amount of cash received by such U.S. Holder pursuant to the Offer will be treated as a dividend to the extent of the Holder’s allocable portion of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The adjusted basis of the Holder’s shares which remain after the tender, including any shares constructively owned by the Holder, will be increased by the adjusted basis of the Holder’s shares which were tendered. The amount of any distribution in excess of our current and accumulated earnings and profits, if any, would be treated as a non-taxable return of investment to the extent, generally, of the U.S. Holder’s basis in the shares remaining. If the portion not treated as a dividend exceeds the U.S. Holder’s basis in the shares remaining, any such excess will be treated as capital gain from the sale or exchange of the remaining shares. Any such gain will be capital gain and will be long-term capital gain if the holding period of the shares exceeds one year as of the date of the exchange.

Provided certain holding period and other requirements are satisfied, certain non-corporate U.S. Holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on amounts treated as a dividend. This reduced rate will apply to: (i) 100% of the dividend if 95% or more of our gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gain from such sales exceeds net long-term capital loss from such sales) in that taxable year is attributable to qualified dividend income; or (ii) the portion of the dividends we paid to an individual in a particular taxable year that is attributable to qualified dividend income received by us this year if such qualified dividend income accounts for less than 95% of our gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gains from such sales exceeds net long-term capital loss from such sales) for that taxable year. Such a dividend will be taxed in its entirety, without reduction for the U.S. Holder’s tax basis of the shares exchanged. To the extent that a purchase of a U.S. Holder’s shares by us in the Offer is treated as the receipt by the U.S. Holder of a dividend, the U.S. Holder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the purchased shares will be added to any shares retained by the U.S. Holder.

To the extent that cash received in exchange for shares is treated as a dividend to a corporate U.S. Holder, (i) it may be eligible for a dividends-received deduction to the extent attributable to dividends received by us from domestic corporations, and (ii) it may be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances. The amount of a dividend eligible for the dividends received deduction is not expected to be significant.

If the sale of shares pursuant to this Offer is treated as a dividend to the Holder rather than as an exchange, the other Holders, including any non-tendering Holders, could be deemed to have received a taxable stock distribution if such Holder’s interest in the Fund increases as a result of the tender. This deemed dividend would be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. A proportionate increase in a Holder’s interest in the Fund will not be treated as a taxable stock distribution if the distribution qualifies as an isolated redemption of stock as described in Treasury Regulations. Holders are urged to consult their own tax advisors about the possibility of deemed distributions resulting from the purchase of shares pursuant to this Offer.

See Section 3 with respect to the application of U.S. backup withholding tax on payments made pursuant to the offer.

(b) Non-U.S. Holders. The U.S. federal income tax consequences of a tender pursuant to this Offer by a Non-U.S. Holder, as defined above, will depend on whether the transaction is characterized as the sale or exchange of the Non-U.S. Holder’s shares or as a distribution of the shares; this determination will be made in the same way as described above for U.S. Holders.

If the sale of shares pursuant to this Offer is treated as a sale, rather than as a distribution, any gain realized by a Non-U.S. Holder will not be subject to U.S. federal income tax, provided that the sale is not effectively connected with a trade or business carried on in the U.S. by such Non-U.S. Holder. Furthermore, such gain will be subject to U.S. federal income tax at a rate of 30% (or lower treaty rate) if the Non-U.S. Holder is a non-resident alien individual who is physically present in the United States for more than 182 days during the taxable year of the sale and certain other conditions are satisfied.

If the sale of shares pursuant to this Offer is treated as a distribution by the Fund and is treated as a dividend as described above, or if a Non-U.S. Holder is otherwise treated as receiving a deemed distribution that is a dividend by reason of its increase in its ownership interest in the Fund as a result of the tender by other Holders, the dividend received or deemed received by the Non-U.S. Holder will be subject to U.S. withholding tax at a rate of 30% (or lower treaty rate), provided that the dividend is not effectively connected with a trade or business carried on in the U.S. by such Non-U.S. Holder.

If any gain or dividend income realized on the tender pursuant to this Offer is effectively connected with the Non-U.S. Holder’s U.S. trade or business, such gain or dividend will be taxed in the same manner as if the Non-U.S. Holder were a U.S. Holder. Furthermore, if the Non-U.S. Holder is a non-U.S. corporation, it may be subject to a 30% (or lower treaty rate) branch profits tax on effectively connected income.

Proceeds payable pursuant to the Offer to a Non-U.S. Holder or his, her or its agent may be subject to withholding of federal income tax at a rate of 30%, unless a reduced rate of withholding or an exemption from withholding applies. If we or an intermediary withholds from the proceeds payable to a Non-U.S. Holder, such a Non-U.S. Holder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described above or if such Non-U.S. Holder is entitled to a reduced rate of withholding pursuant to a tax treaty and was withheld at a higher rate.

See Section 3 for more information on the application of U.S. federal tax withholding and backup withholding tax on payments made pursuant to the Offer. Non-U.S. Holders should consult their own tax advisors regarding the tax consequences to them of participating in the Offer, including the application of U.S. federal tax withholding, their potential eligibility for a withholding tax reduction or exemption, and the refund procedure.

(c) Other Tax Considerations. If a Holder recognizes a loss with respect to the Fund’s shares of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the Holder must file with the Internal Revenue Service a disclosure statement on Form 8886. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Holders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

We strongly urge you to consult your tax advisor to determine the particular tax consequences to you of the Offer, including the applicability and effect of any federal, state, local and foreign tax laws.

15.	Extension of the Offer; Termination; Amendment.

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of termination or postponement to the Depositary and making a public announcement of termination or postponement. Our reservation of the right to delay payment for shares that we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a Offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer. We may amend the Offer at any time and from time to time by public announcement, which announcement, in the case of an extension, will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date. We will disseminate promptly to stockholders any public announcement made under the Offer in writing and in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release through Business Wire or another comparable news service.

If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which an Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If we undertake any of the following actions:

•	increase or decrease the price to be paid for the shares,

•	increase the number of shares being sought in the Offer, and such increase exceeds 2% of our outstanding shares (or 346,341 shares), or

•	decrease the number of shares being sought in the Offer; and

the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth (10th) business day from, and including, the date that we first publish, send or give notice of any such increase or decrease, we will extend the offer until the expiration of ten (10) business days from such date.

16.	Fees and Expenses.

We have retained AST Fund Solutions, LLC to be the information agent and The Colbent Corporation to be the Depositary in connection with the Offer. The information agent may contact holders of shares by mail, telephone, telecopy and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the Offer to beneficial owners of shares. The information agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

We will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any shares under the Offer, other than as described above. We will, however, on request, reimburse brokers, dealers, commercial banks, trust companies and other persons for customary handling and mailing expenses incurred in forwarding the Offer and related materials to the beneficial owners for when they act as nominees. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or as an agent of our information agent or Depositary for purposes of the Offer. We will pay, or cause to be paid, any stock transfer taxes on our purchase of shares, except as otherwise provided in this offer to purchase and in Instruction 7 of the related letter of transmittal.

17.	Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, then pursuant to Rule 13e-4(f)(9)(ii) we will not make the Offer to the holders of shares residing in that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC an Issuer Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning us.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the Offer. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this offer to purchase or the related letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us or the information agent.

The letter of transmittal and share certificates and any other required documents should be sent or delivered by each stockholder or that stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth on the next page.

MACQUARIE GLOBAL INFRASTURCTURE TOTAL RETURN FUND INC.

October 18, 2012

The depositary for the Offer is:

The Colbent Corporation

If delivering by mail:	If delivering by hand or courier:

The Colbent Corporation	The Colbent Corporation
MGU Tender Offer	MGU Tender Offer
Attn: Corporate Actions	Attn: Corporate Actions
P.O. Box 859208	161 Bay State Drive
Braintree, MA 02185-9208	Braintree, MA 02184

Please direct any questions or requests for assistance and any requests for additional copies of this offer to purchase or the letter of transmittal to the information agent at the telephone number or address set forth below. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. Please contact the Depositary to confirm delivery of shares.

The information agent for the Offer is:

AST Fund Solutions, LLC

1200 Wall Street West, 3rd Floor

Lyndhurst, NJ 07071

Banks and Brokers Call (800) 331-7024

All Others Call Toll Free (800) 331-7024